

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 13, 2017

Richard Murray, IV
President and Chief Executive Officer
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209

      Re: **National Commerce Corporation**
             Registration Statement on Form S-4
             Filed October 6, 2017
             File No. 333-220855

Dear Mr. Murray:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at (202) 551-2326 with any questions.

                    Sincerely,

                    /s/ Era Anagnosti

                    Era Anagnosti
                    Legal Branch Chief
                    Office of Financial Services